Mail Stop 3561

								June 24, 2005

Mr. Ram Mukunda, President and CEO
India Globalization Capital, Inc.
4336 Montgomery Ave
Bethesda, Maryland 20814

      Re:	India Globalization Capital, Inc.
		Registration Statement on Form S-1
		Filed May 13, 2005
      File No. 333-124942

Dear Mr. Mukunda:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Have you identified or been provided with the identity of, or had any indirect contact with potential acquisition candidates? In addition, affirmatively state, if accurate, that neither the company nor any of its affiliates or representatives has, as of the date of the prospectus, taken steps towards locating or consummating a business combination transaction. Currently, you disclose in the MD&A section that you do not have any specific business combination under consideration and have not had any discussions with respect to such a transaction. If management, the directors, or any affiliate, agent or any other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us. We may have further comment.


2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

3. Provide disclosure with respect to the redemption rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the redemption right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their redemption rights due to the fact that the amount available to such stockholders (approximately $5.37 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their redemption rights since their existing shares have an effective purchase price of $0.005 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less that the redemption price of approximately $5.37 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

4. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers and directors in this offering. Such cash flows should be identified by type or source of cash flow, as well as the amount, if known. We may have further comment.

5. Please clarify with disclosure in an appropriate place whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use.
In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, holders could lose on their investment in the units.

6. We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

7. Prior to the effectiveness of the company`s registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns.

8. Prior to effectiveness please provide an update with respect to those states in which the offering will be conducted.

9. Discuss in an appropriate place the company`s expectation as to whether the current management will remain associated with the company after the consummation of the business combination.
Detail
how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management will be able to maintain its position with the company post-business combination.

Cover page of Prospectus

10. Please revise the second paragraph to indicate the offering price per unit.

11. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Ferris, Baker Watts, Inc. determines that an earlier date is acceptable."
Please
revise to elaborate on the noted disclosure in an appropriate place in the prospectus. Discuss the factors that the underwriter will consider in making the determination to allow earlier separate trading. If the underwriter decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

Table of Contents

12. In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement "[y]ou should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities." Additionally, revise the statement on the back cover page "the delivery of this prospectus will not, under any circumstances create any implication that the information is correct as of any time subsequent to the date of this prospectus."

Prospectus Summary, page 1

13. We note that parts of the summary section and the business section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example, we note the statement "[w]e further believe that we can buy a business that is a market sector leader, or can become one through an exposure to foreign markets." Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

14. In the summary section and the business section, we note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. We note the following:
* "The Indian economy had a Gross Domestic Product in 2004 of approximately $3.319 trillion and its growth rate in 2004 was approximately 6.2%."
* "In addition, since mid-1991, the Indian government has committed itself to implementing an economic structural reform program with the objective of liberalizing India`s exchange and trade policies, reducing the fiscal deficit, controlling inflation . . ."
* "A significant component of the program is the promotion of foreign investment in key areas of the economy . . ."
* "As a result, the regulatory environment for foreign investment has become more favorable."
* "Moreover, India has seen the benefits from the deregulation of its economy."
* "There are already a number of industry sectors that have been deregulated . . ."
If you cannot provide us with adequate support for the assertions, you should delete them.

15. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

16. We note that purchasers of your units will receive one share of common stock and two warrants, allowing them to purchase shares (following a business combination) at the price of $5.00 per share.
We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify if the warrants remain outstanding following an election to receive funds in the trust. This appears to create an opportunity for individuals to purchase units, remit the shares allowing them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.

17. Please note, here or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

18. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Ferris Baker Watts as a result of the exercise of the Underwriters` option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether Ferris Baker Watts has the right to consent before the company can exercise its redemption right and if so, discuss the conflicts of interest that result from such right.

19. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $8.50 per share or more in order for the redemption rights to apply.

Risk Factors, page 7

20. Some of your risk factors are too broad and generic and should be
revised to state the material risk that is specific to India Globalization Capital. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering
documents
or describes circumstances or factual situations that are equally
applicable to other similarly situated businesses.   The following
risk factors should be revised, deleted or moved to another section of the prospectus as appropriate:
* "If we succeed in achieving our business objectives which is to acquire one or more operating businesses with primary operations in
India we may be subject to intense competition . . ."
* "Our obligations under laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-
Oxley Act of 2002 . . . may increase our cost of completing a business combination."

Risks associated with companies with primary operations in India, page 16

21. In the first risk factor under this subsection, please provide reasonable support for the assertions.

22. If applicable, please include risk factors discussing possible risks when acquiring a business in India such as exchange controls that affect the import or export of capital or remittance of dividends and withholding tax issues.

Forward-Looking Statements, page 19

23. Please clarify to disclose that the safe harbors for forward-looking statements included in the Securities Act and Securities
Exchange Act do not apply to statements made in your Form S-1.

24. Please remove the term "will" as an identifiable term for forward-looking statements.

Use of Proceeds, page 20

25. We note that the company states that "[t]he proceeds held in the trust account may be used as consideration to pay the sellers of a target business . . . Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder`s fees and expenses that are in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the last paragraph on page 25 in the MD&A section.

26. Please revise the parenthesizes in first sentence of the second paragraph on page 21.

27. We note that you have allocated $300,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.

28. On page 21, we note the statement that "[n]o compensation of any kind . . . will be paid to any of our existing stockholders." Please reconcile this statement with the disclosure that "existing stockholders will receive reimbursement for . . . performing due diligence." Also, please explain whether the $300,000 allocated to due diligence in the table, would be used to pay existing stockholders for their performance of due diligence.

Capitalization, page 22

29. The $100,000 in loans to stockholders that will be repaid with offering proceeds should be included in the capitalization table.
Please revise.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 25

30. We note the statement "[w]e will use substantially all of the net proceeds of this offering to acquire one or more operating businesses, including identifying and evaluating prospective acquisition candidates, selecting one or more operating businesses, and structuring, negotiating and consummating the business combination." Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.

Proposed Business, page 27

Introduction, page 27

31. Please provide a reasonable basis for the statement "[w]e believe that India presents fairly unique opportunities to acquire target business because . . . in recent years, has undergone significant deregulation of certain sectors of its economy."

Effecting a Business Combination, page 29

32. Under the subheading "We have not identified a target business," we note the statement "[t]o date, we have not selected any target business." Please expand this disclosure, if accurate, to affirmatively confirm that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target business at any time, past or present. If any party, affiliated or unaffiliated with the registrant, has approached you with a possible candidate or candidates, then so disclose or advise the staff supplemental to your disclosure. Please note that, in particular, we are not seeking simply whether a potential business combination candidate has been "selected" but, rather, are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant. We may have further comment.

33. Under the subheading "Sources of target business," we note that
Ferris, Baker Watts will serve as the company`s exclusive financial advisor in connection with a business combination. Please describe in detail the principal terms of the agreement and the services that the advisor will provide. We also note that Ferris, Baker Watts, Inc. will be entitled to receive two percent of the consideration associated with any business combination by the company. Please include these fees in the Use of Proceeds section and in the MD&A section.

34. Please discuss all fees that IGN, LLC could receive in connection with the business combination.

35. In the paragraph "Sources of target businesses," we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities providing proposals will receive a fee and how that fee would be determined.

36. Under the heading "Selection of target businesses and structuring of a business combination," please clarify whether management or the advisor will perform the services described, including due diligence.

37. Please expand the disclosure to state that none of the existing directors, officers, stockholder or special advisors will receive payments out of the funds raised in this offering (or the funds held in trust) other than out of pocket expenses or performance for due diligence.

38. It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

39. In light of the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, discuss how the company would be able to effectuate a business combination with more than one target business.
In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

40. We note the disclosure that the company will not pay any finders or consulting fees to the management or existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that management and the existing stockholders will receive no finders fees, consulting fees, or any similar type fees or other compensation from any other person or entity in connection with any business combination involving the company or an affiliate thereof.

Employees, page 34

41. Given the disclosure regarding the amount of time management will devote, please revise to discuss in detail how management intends to carry out its duty of seeking a target business.

Management, page 38

42. Please disclose the period during which each person has served as a director, as required by Item 401(a) of Regulation S-K.








Certain Relationships and Related Transactions, page 40

Conflicts of Interest, page 40

43. On page 41, in the fifth paragraph, please clarify the disclosure to affirmatively state that existing stockholders are not required to vote any shares they hold which were not owned prior to the offering in accordance with the vote of the majority of the public stockholders and that such shares may be voted either for or against the proposed business combination in the existing holder`s own discretion. In addition, clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering (whether pursuant to the offering, pursuant to open market purchases, or pursuant to the exercise of warrants) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the
	business combination transaction is approved by the requisite number of stockholders.

44. Please expand to disclose the benefits that will or may be received by related parties in connection with or following any combination.

Principal Stockholders, page 36

45. Please clarify if the purpose of the disclosed purchases is to stabilize the price of the warrants.

Description of Securities, page 45

46. In the disclosure under the heading "Shares Eligible for Future
Sale," briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the 6 month period provided for in the agreement.

Underwriting, page 49

47. Please confirm with respect to any electronic offer, sale or distribution of the shares, if true, that the procedures you will follow will be consistent with those previously described to and cleared by the Office of Chief Counsel.

48. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.



49. Supplementally describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined.
Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Regulatory Restrictions on Purchase of Securities, page 51

50. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.

51. We note your statement that the underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of our securities. Supplementally, advise us how these transactions comply with Regulation M. We may have further comment.

Financial Statements

Note C - Proposed Offering, page F-8

52. Please revise to disclose the terms of the agreement to sell
Ferris, Baker, Watts, Inc. an option to purchase 1,500,000 units.

General

53. Your attention is directed to section 210.3-12 of Regulation
S-X
and the possible need for updated financial statements and related disclosures.

54. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      You may contact Maureen Bauer at (202) 551-3237 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

      Sincerely,


      John Reynolds, Assistant Director
      Office of Emerging Growth Companies


cc:	Michael Blount, Esq.
	Fax: (312) 269-8869
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Mr. Ram Mukunda
India Globalization Capital, Inc.
June 24, 2005
Page 1